1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ALEXANDER C. KARAMPATSOS

alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 29, 2024

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust Registration Statement on Form N-2 File Nos. 333-274966 and 811-23909

Dear Ms. Larkin:

This letter responds to a comment that you conveyed in a telephonic discussion with Alexander C. Karampatsos on May 22, 2024 with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2024 on behalf of Eagle Point Enhanced Income Trust (the “Fund”). The Fund has considered your comment and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Fund will file Pre-Effective Amendment No. 3 to its Registration Statement, which will reflect the disclosure changes discussed below.

On behalf of the Fund, set forth below is the comment of the SEC staff (“Staff”) along with our response to or any supplemental explanations of such comment, as requested.

1.	Comment: Please include disclosure on page 92 of the Registration Statement indicating that an expense reimbursement or recoupment payment under the Expense Limitation and Reimbursement Agreement can only be made if the Fund is able to make such payment without exceeding the expense cap in place at the time of the reimbursement or recoupment payment.

Response:       The Fund has revised the disclosure in accordance with this comment.

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Ms. Larkin May 29, 2024 Page 2

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Philip T. Hinkle, Dechert LLP
Jonathan H. Gaines, Dechert LLP